Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2018
(dollars in thousands)
Income before (loss) income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interests	$256,667
Interest expense
Senior notes payable and other debt	224,392
Distributions from unconsolidated entities	9,426
Earnings	$490,485
Interest
Senior notes payable and other debt expense	$224,392
Interest capitalized	3,998
Fixed charges	$228,390

Ratio of Earnings to Fixed Charges	2.15